UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

THE SPECTRANETICS CORPORATION

(Name of Subject Company (Issuer))

HEALTHTECH MERGER SUB, INC.

a wholly owned subsidiary of

PHILIPS HOLDING USA INC.

a wholly owned subsidiary of

KONINKLIJKE PHILIPS N.V.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001

(Title of Class of Securities)

84760C107

(CUSIP Number of Class of Securities)

Joseph E. Innamorati

HealthTech Merger Sub, Inc.

3000 Minuteman Road

Andover, MA 01810

(978) 687-1501

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Matthew G. Hurd

Rita-Anne O’Neill

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

(310) 712-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,876,789,915	$217,519.95

*	Estimated solely for purposes of calculating the filing fee. The transaction value calculation does not take into account the effect of any cash received or deemed received by The Spectranetics Corporation (the “Company”) in connection with the exercise of any outstanding equity awards. The transaction value was determined by multiplying (a) $38.50, the tender offer price, by (b) the sum of (i) 43,848,089, the number of issued and outstanding shares of Company common stock (including 82,103 shares of Company common stock subject to issuance pursuant to Company restricted stock awards), (ii) 2,885,555, the number of shares of Company common stock subject to issuance pursuant to options to purchase shares of Company common stock, (iii) 788,241, the number of shares of Company common stock subject to outstanding purchase rights under the Spectranetics employee stock purchase plan, (iv) 617,527, the number of shares of Company common stock subject to issuance pursuant to Company restricted stock units and (v) 526,275, the number of shares of Company common stock subject to issuance pursuant to Company performance stock units (assuming settlement of outstanding Company performance stock units based on achievement of applicable performance goals at 150% of the target performance level for Company performance stock units granted in 2016 and the target performance level for Company performance stock units granted in 2017). The foregoing share figures have been provided by the issuer to the offerors and are as of June 27, 2017, the most recent practicable date.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2017, issued August 31, 2016, by multiplying the transaction value by 0.0001159.

☒	Check box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $217,519.95	Filing Party: HealthTech Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: July 12, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third–party tender offer subject to Rule 14d–1.
☐	issuer tender offer subject to Rule 13e–4.
☐	going–private transaction subject to Rule 13e–3
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross–Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross–Border Third–Party Tender Offer)

This Amendment No. 4 (this “Amendment”) to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission on July 12, 2017 (together with any amendments and supplements thereto, the “Schedule TO”) by HealthTech Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”) and a wholly owned subsidiary of Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Royal Philips”). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of The Spectranetics Corporation, a Delaware corporation (the “Company”), at a price per Share of $38.50 net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated July 12, 2017 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 9 — “Source and Amount of Funds” of the Offer to Purchase is hereby amended and supplemented by inserting the following paragraph after the first paragraph thereof:

“On July 28, 2017, Royal Philips entered into a facility agreement (the “Facility Agreement”) related to a €1 billion unsecured term loan facility with ING Bank N.V. as Facility Agent and Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV, Deutsche Bank Luxembourg S.A., HSBC Bank PLC, Industrial and Commercial Bank of China (Europe) S.A. Amsterdam Branch, ING Bank N.V., Mizuho Bank Europe N.V., MUFG Bank (Europe) N.V. and Societe Generale, London Branch, as the lenders thereunder (the “Facility”). Subject to the satisfaction of the conditions precedent under the Facility Agreement, the Facility is available to be drawn until September 30, 2017. The Facility matures two months following the first utilization thereunder with an option for Royal Philips to extend the maturity date for a further two months, provided that the maturity date will not be later than December 31, 2017. Royal Philips intends to refinance amounts drawn under the Facility from cash on hand, cash-flow generated by Royal Philips prior to the maturity date of the Facility and/or the net proceeds from the issuance of one or more series of notes.

Provided the Facility is drawn or the Offer and Merger are consummated, Royal Philips will pay: (i) a commitment fee equal to 15% of the Applicable Margin (as defined below) on each lender’s undrawn, uncancelled commitment for the period from (and including) August 28, 2017 to (and including) the earlier of (a) utilization of all commitments and (b) cancellation of all commitments; and (ii) an upfront fee equal to 0.05% of each lender’s commitment as of July 28, 2017 (or, if different (by reason other than cancellation of commitments by Royal Philips on or prior to the date of first utilization), on the date of first utilization).

The Facility will bear interest at a rate of EURIBOR (one-week, two-week, one-month or two-month at Royal Philips’ election) plus the Applicable Margin, provided that EURIBOR shall never be less than zero. The “Applicable Margin” is 15 bps.

The Facility Agreement includes representations, warranties, mandatory prepayment provisions, affirmative and negative covenants and events of default that are consistent with the terms of Royal Philips’ existing revolving credit facility. The conditions precedent to drawing the Facility are limited to customary certain funds conditions in the European term loan market, including that no major default (limited to non-payment default, breach of a material representation, breach of certain material covenants, cessation of business, repudiation and certain insolvency events and creditors’ processes) is continuing or would result from the proposed utilization, and that all the major representations (customarily defined) are true in all material respects and will be true in all material respects immediately after the relevant utilization is made.

Royal Philips has satisfied all conditions precedent to drawing the Facility other than those conditions required to be satisfied at the consummation of the Offer and, consequently, it will have sufficient funds to purchase all outstanding Shares pursuant to the Offer and to pay related fees and expenses.

The foregoing summary of the Facility Agreement is qualified in its entirety by reference to the complete text of the Facility Agreement filed as an exhibit to this Amendment, which is incorporated herein by reference.”

Item 11.	Additional Information.

The information set forth in Section 17 — “Certain Legal Matters; Regulatory Approvals—Foreign Antitrust Compliance” of the Offer to Purchase is hereby amended and supplemented by replacing the fourth paragraph under such heading with the following paragraph:

“On July 27, 2017, we received the approval described above from the German Federal Cartel Office. On July 28, 2017, the statutory waiting period described above with respect to Austria expired.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.

(a)(5)(xxiv)	Facility Agreement, dated July 28, 2017, among Koninklijke Philips N.V., as Borrower, ING Bank N.V., as Facility Agent, and Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV, Deutsche Bank Luxembourg S.A., HSBC Bank PLC, Industrial and Commercial Bank of China (Europe) S.A. Amsterdam Branch, ING Bank N.V., Mizuho Bank Europe N.V., MUFG Bank (Europe) N.V. and Societe Generale, London Branch, as Lenders.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2017

HEALTHTECH MERGER SUB, INC.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Vice President and Secretary

PHILIPS HOLDING USA INC.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Senior Vice President and Secretary

KONINKLIJKE PHILIPS N.V.

By:	/s/ Joseph E. Innamorati
Name:	Joseph E. Innamorati
Title:	Authorized Signatory